Exhibit 99.2

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File nos. 333-131991, 333-05670, 333-08824 and 333-12178) of Orckit Communications Ltd. of our report dated March 21, 2007, except for Note 9 as to which the date is March 29, 2007, relating to the financial statements which appear in this Form 6-K.

Tel-Aviv, Israel March 29, 2007	/s/Kesselman & Kesselman Certified Public Accountants (Isr.)